UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month June 2011
(Commission File No. 001-34473)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.______________.

TABLE OF CONTENTS

SIGNATURES
Grifols, S.A.
TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant fact, dated June 1, 2011.	2

ANNOUNCEMENT
Grifols, S.A. (“Grifols”) and Talecris Biotherapeutics Holdings Corp. (“Talecris”) announce that, on May 31, 2011, the US Federal Trade Commission (“FTC”) accepted for public comment a Consent Agreement with Grifols and Talecris by means of which the conditions for the merger transaction between both companies are agreed.
The Consent Agreement requires that, within ten (10) days after Grifols acquires Talecris, Grifols must divest to the Italian company Kedrion S.p.A., in accordance with the Consent Agreement
•	the Melville, New York fractionation facility;

•	two plasma collection centers located in Mobile, Alabama, and Winston Salem, North Carolina;

•	an agreed quantity of plasma; and

•	the exclusive right to sell in the United States the Factor VIII product sold under Talecris’ brand name Koate.
In addition, the Consent Agreement requires Grifols to enter into various agreements with Kedrion to implement the Consent Agreement (collectively, the “Divestiture Agreement”), including
•	a 300,000 liters of plasma contract manufacturing agreement under which Grifols will for seven (7) years manufacture for sale by Kedrion in the United States Koate, private label IVIG and private label albumin; and
•	a five (5)-year option for Kedrion to purchase a non-exclusive license to Koate intellectual property for use in Koate in United States.
The Consent Agreement permits Grifols to lease the Melville facility from Kedrion for up to four years pursuant to the Divestiture Agreement.
The Consent Agreement includes appointment of an independent Monitor to oversee Grifols‘ compliance with the Consent Agreement and requires Grifols to submit reports periodically to the Commission setting forth in detail the manner and form in which Grifols intends to comply, is complying, and has complied with the Consent Agreement.
As a result of this approval, the operations related to the acquisition of Talecris will start as of today in Spain and in United States.
Grifols states that neither the Consent Agreement nor Divestiture Agreement signed with Kedrion will affect the operating synergies that Grifols expects to achieve at the combined company with the merger transaction.

In Barcelona, on June 1, 2011
Raimon Grifols Roura
Secretary of the Board of Directors

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: June 1, 2011